

June 12, 2013

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

      Re: Fiduciary/Claymore MLP Opportunity Fund (the "Fund")
         File Nos.: 333-188687, 811-21652

Dear Mr. Hoffman:

On May 17, 2013, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("Act"), which relates to a shelf offering under Rule 415 under the Securities Act.

On behalf of the Fund, you requested by letter of the same date, that the staff of the Securities and Exchange Commission afford the Fund's registration statement selective review in accordance with Securities Act Release No. 33-6510 (February 15, 1984). Your letter asserts that the registration statement is being filed for the sole purpose of registering additional common shares of the Fund and that the disclosure contained in the registration statement is the same as that set forth in the Fund's post-effective amendment on Form POS 8C (File Nos.: 333-172885, 811-21652) filed on March 6, 2013, except that the registration statement updates the fund's capitalization and makes other non-material changes to the disclosure.

Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter dated May 17, 2013, we performed a limited review of the Registration Statement. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement. You should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

      Summary of Fund Expenses

1.   The second footnote indicates that the "Adviser has incurred on behalf of the Fund all costs associated with the Fund's registration statement and any offerings pursuant to such registration statement. The Fund has agreed, in connection with any offering, to reimburse the Adviser for offering expenses incurred by the Adviser on the Fund's behalf in an amount up to the lesser of the Fund's actual offering costs or 0.60% of the total offering price of the Common Shares sold in such offering." Please file as an exhibit to the registration statement, the

agreement governing this arrangement between the adviser and the Fund. Also, please revise the fee table to show any fees incurred by shareholders as a result of this agreement.

Financial Highlights-Senior Securities

2.   Please clarify in your letter how the Fund meets the audit requirement with respect to senior securities.   *See* Item 4.3 of Form N-2.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits or financial statements added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please advise us if you have submitted or expect to submit a no-action letter or an exemptive application in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-6974.

Sincerely,

/s/ Kimberly A. Browning

Kimberly A. Browning
Senior Counsel
Disclosure Review Office